
RESOURCES

1500 – 885 West Georgia Street
Vancouver, B. C. V6C 3E8
Telephone: 1-604-669-2099 Fax: 1-604-943-3716
E-mail: westpinn@lightspeed.ca
TSX-V:WPR

September 2, 2003


03029903

Dear Shareholder:

RE: WPN RESOURCES LTD. – Financial Statements

Please find enclosed the following:

- Form 51-901F
- Interim Financial Statements for the quarter ended June 30, 2003
- Schedules B & C

Yours truly,

WPN RESOURCES LTD.

"Glenn Whiddon"
Glenn Whiddon, CEO

CC: BC Securities Commission
TSX Venture Exchange

WPN RESOURCES LTD.

(formerly Western Pinnacle Mining Ltd.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2003

(Unaudited – See Notice To Reader)

-------INDEX-------

T.A. ST. DENIS & ASSOCIATES INC.
677 - 999 CANADA PLACE
VANCOUVER, BRITISH COLUMBIA
V6C 3E1
(604) 685-8548 phone
(604) 682-8441 fax
www.acsmg.com

NOTICE TO READER

I have compiled the interim consolidated balance sheet of WPN Resources Ltd. (formerly Western Pinnacle Mining Ltd.) as at June 30, 2003 and the interim consolidated statement of operations and deficit, the interim consolidated cash flow statement, and the interim consolidated statement of deferred exploration and development expenditures for the six months then ended from information provided by management. I have not audited, reviewed, or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Certified General Accountant

Vancouver, British Columbia
August 22, 2003

WPN RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEET
AS AT JUNE 30, 2003 WITH AUDITED FIGURES AS AT DECEMBER 31, 2002

(Unaudited – See Notice To Reader)

	June 30, 2003	December 31, 2002
ASSETS		
CURRENT		
Cash	$ 12,387	$ 186,107
Accounts receivable	3,078	-
Prepaid expenses	1,515	12,140
	16,980	198,247
INVESTMENT IN MARKETABLE SECURITIES (Note 4)	1	1
DEFERRED RESOURCE PROPERTY EXPENDITURES (Note 5)	817,296	470,275
CAPITAL ASSETS (Notes 3(g) and 6)	3,975	4,622
Total Assets	$ 838,252	$ 673,145
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT		
Accounts payable and accrued liabilities	$ 172,595	$ 564,584
Total liabilities	172,595	564,584
SHARE CAPITAL (Note 7)	21,018,573	20,776,834
DEFICIT	(20,352,914)	(20,668,273)
Total Shareholders' Equity	665,657	108,561
Total Liabilities and Shareholders' Equity	$ 838,252	$ 673,145

APROVED ON BEHALF OF THE BOARD:

"Jeremy Eng"
____________________ Director
Jeremy Eng

"Glenn Whiddon"
____________________ Director
Glenn Whiddon

The accompanying notes are an integral part of these financial statements.

WPN RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENT OF OPERARTIONS AND DEFICIT
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2003 AND 2002

(Unaudited – See Notice To Reader)

	3 months ended June 30 2003	3 months ended June 30 2002	6 months ended June 30 2003	6 months ended June 30 2002
REVENUES				
Advisory services	$ -	$ (3,000)	$ -	$ (1,000)
Foreign exchange gain/(loss)	24,271	76,000	24,271	71,000
Interest	12,430	1,000	12,671	2,000
Mining operations, net	-	(180,000)	-	(180,000)
	36,701	(106,000)	36,942	(108,000)
ADMINISTRATION				
Accounting, administration, and auditing	909	5,000	5,224	41,000
Advertising and promotion	13,487	-	13,487	-
Amortization and depreciation	322	67,000	646	101,000
Bad debts	-	4,000	-	4,000
Capital and foreign taxes	-	25,000	-	31,000
Interest and bank charges	1,792	70,000	2,814	91,000
Legal, consulting, and professional fees	61,773	47,000	150,636	84,000
Office, rent, and miscellaneous	20,330	65,000	37,687	94,000
Salaries and benefits	-	255,000	-	327,000
Shareholder services	12,927	56,000	16,113	96,000
Travel	8,175	98,000	42,653	128,000
	119,715	692,000	269,260	997,000
INCOME/(LOSS) BEFORE OTHER REVENUES/(EXPENSES)	(83,014)	(798,000)	(232,318)	(1,105,000)
OTHER REVENUE/(EXPENSES)				
Gain on sale of capital assets	-	6,000	-	7,000
Recovery on discontinued operations	490,000	-	547,675	-
	490,000	6,000	547,675	7,000
NET INCOME/(LOSS) FOR THE PERIOD	406,986	(792,000)	315,357	(1,098,000)
DEFICIT, BEGINNING OF PERIOD	(20,759,902)	(18,696,000)	(20,668,273)	(18,390,000)
DEFICIT, END OF PERIOD	$(20,352,916)	$(19,488,000)	$(20,352,916)	$(19,488,000)
EARNINGS/(LOSS) PER SHARE (Note 3(k))	$ 0.02	$ (0.01)	$ 0.01	$ (0.01)

The accompanying notes are an integral part of these financial

WPN RESOURCES LTD.

INTERIM CONSOLIDATED CASH FLOW STATEMENT
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2003 AND 2002

(Unaudited – See Notice To Reader)

	3 months ended June 30 2003	3 months ended June 30 2002	6 months ended June 30 2003	6 months ended June 30 2002
OPERATING ACTIVITIES				
Net income/(loss) for the period	$ 406,986	$ (792,000)	$ 315,357	$ (1,098,000)
Changes to income not involving cash				
Amortization and depreciation	322	67,000	646	101,000
Bad debts	-	4,000	-	4,000
Gain on sale of capital assets	-	(6,000)	-	(7,000)
Gross cash flow from operations	407,308	(727,000)	316,003	(1,000,000)
Net changes in non-cash working capital items	(472,389)	340,000	(142,702)	155,000
Net cash flow from operations	(65,081)	(387,000)	173,301	(845,000)
INVESTING ACTIVITIES				
Investment in mineral properties	(7,876)	(115,000)	(347,021)	(283,000)
Purchase of capital assets, net	-	(27,000)	-	(29,000)
Net cash flow investing activities	(7,876)	(142,000)	(347,021)	(312,000)
FINANCING ACTIVITIES				
Proceeds/(repayment) of loans	-	(5,000)	-	218,000
Net cash flow from financing activities	-	(5,000)	-	218,000
NET INCREASE/(DECREASE) IN CASH	(72,957)	(534,000)	(137,720)	(939,000)
CASH, BEGINNING OF PERIOD	85,344	927,000	186,107	1,332,000
CASH, END OF PERIOD	$ 12,387	$ 393,000	$ 12,387	$ 393,000

The accompanying notes are an integral part of these financial statements.

WPN RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES AS AT JUNE 30, 2003 WITH AUDITED FIGURES AT DECEMBER 31, 2002

(Unaudited – See Notice To Reader)

	SAN MARCO PERMIT	PANTELLERIA PERMIT	BORSANO PERMIT	June 30, 2003	December 31, 2002
ACQUISITION COSTS					
Opening balance	$ 268,261	$ 29,394	$ 17,637	$ 315,292	$ 47,031
Shares issued	-	241,739	-	241,739	202,500
Cash payments	-	72,317	25,090	97,407	65,761
Closing balance	268,261	343,450	42,727	654,438	315,292
DEFERRED DEVELOPMENT AND EXPLORATION					
Opening balance	63,100	61,974	29,909	154,983	84,907
Due diligence	-	7,875	-	7,875	70,076
Closing balance	63,100	69,849	29,909	162,858	154,983
BALANCE, END OF PERIOD	$ 331,361	$ 413,299	$ 72,636	$ 817,296	$ 470,275

The accompanying notes are an integral part of these financial statements.

WPN RESOURCES LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2003

(Unaudited – See Notice To Reader)

NOTE 1 – NATURE OF OPERATIONS

WPN Resources Ltd. (the "Company") is a public company, incorporated in February 1988 under the Company Act of the Province of British Columbia as Star Valley Resources Corporation ("Star Valley"). In August 1996, the Company acquired 100% of Sakha Gold Overseas Limited ("SGL"), a company incorporated in November 1995 in Cyprus, which affected a reverse takeover of Star Valley. The Company changed its name from Star Valley to Western Pinnacle Mining Ltd. ("WPN") in December 1996. Effective January 8, 2002, the Company consolidated its share capital on a four old for one new basis and changed its name to WPN Resources Ltd.

The Company's shares, which are widely held, trade on the TSX Venture Exchange. The Company is principally engaged in investing in natural resource projects in Italy.

NOTE 2 – GOING CONCERN ASSUMPTION

These interim consolidated financial statements do not reflect any adjustments that would be necessary if the Company was unable to continue as a "going concern" which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. While management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise substantial doubt about the validity of the "going concern" assumption used in preparing these interim consolidated financial statements, there can be no assurance that these actions will be successful.

If the Company were unable to continue as a "going concern" then substantial adjustments would be necessary to the carrying values of assets, the reported value of liabilities, the reported revenues and expenses, and the balance sheet classifications used. Substantial adjustments may also be necessary if the Company is successful in restructuring its debts.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General

These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2002. The Company applies the same accounting policies and methods in these interim consolidated financial statements as those in the audited annual consolidated financial statements.

(b) Minority interest in subsidiary companies

Minority interest in the interim consolidated balance sheet reflects non-controlling owners' share of the net assets of subsidiaries. The combined minority interest in the Company's subsidiaries was 14.3% prior to the disposal of OAO Geometall. As a result of the net liability position in the Company's subsidiaries, no minority interest had been recognized.

(c) Principles of consolidation

The operations of all subsidiaries in which the Company directly or indirectly owns more than 50% of the common shares are included in the interim consolidated financial statements. Investments in other companies in which the Company owns between 20% and 50% area accounted for under the equity method of accounting.

These interim consolidated financial statements include the accounts of the following subsidiaries:

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Principles of consolidation (Continued)

Company	Place of Incorporation	Percentage Ownership
Western Pinnacle Mining (Cyprus) Ltd.	Cyprus	100%
WP Oil Limited	Cyprus	100%
WPM Overseas Limited	Cyprus	100%

The operations of OAO Geometall and ZAO Placer Geometall were discontinued in fiscal 2002 pursuant to a formal liquidation under Russian law.

(d) Petroleum and natural gas properties

(i) Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs related to the exploration and development of petroleum and natural gas properties are capitalized in one cost centre. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, and costs of drilling both productive and non-productive wells.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Such costs are depleted on the unit of production method based on estimated proven gas and oil reserves as determined by the Company and substantiated by independent professional engineers. Petroleum and natural gas reserves are converted to a common unit of measure on an energy equivalent basis of six Mcf of gas to one barrel of oil. Costs of acquiring and evaluating unproven properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

(ii) Ceiling

The capitalized costs less accumulated depletion and depreciation, future income taxes, and site restoration and abandonment costs are limited to an amount equal to the estimated future net revenue from proved reserves before royalties (based on prices and costs at the balance sheet date) plus the costs, if any, (net of impairments) of unproved properties, less estimated future site restoration and abandonment, general and administrative expenses, financing costs, and income taxes.

(iii) Provision for site restoration

Future site restoration and abandonment costs of the Company's petroleum and natural gas properties are provided for when a reasonable estimate can be made. The estimated expense is reduced by expected equipment salvage values at the time of the abandonment. The resulting net estimated expense, if any, is amortized against earnings over the remaining life of the Company's reserves on a unit-of production basis. Actual expenditures are applied against the accumulated provision account.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Foreign currency

Transactions recorded in foreign currencies and the accounts of foreign subsidiaries have been translated into Canadian dollars as follows:

(i) monetary assets and liabilities at the approximate rates prevailing at the interim consolidated balance sheet date;

(ii) non-monetary assets and liabilities at historical rates;

(iii) deferred costs at the average rates in effect during the period in which the costs are incurred; and

(iv) gains or losses resulting from changes in exchange rates are included in the determination of income or loss.

(f) Financial instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, and debt. The Company is exposed to significant interest, currency, or credit risks arising from these financial instruments as disclosed in the related notes to the interim consolidated financial statements. The estimated fair value of these financial instruments approximate their carrying values, unless otherwise notes.

(g) Capital assets

The provision for amortization on capital assets is computed using the straight-line method based on estimated economic lives. Composite amortization rates are applied to similar types of capital assets having similar economic characteristics as follows:

Buildings	14 years
Machinery and equipment	7 to 10 years
Transport equipment	7 years
Auxiliary equipment and other	3 to 5 years

(h) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(i) Income taxes

Income taxes are accounted for using the future income tax method. Under this method, income taxes area recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Stock-based compensation

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy, the Company has elected to value stock-based compensation granted to employees using the intrinsic value method, whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation method.

(k) Income/(loss) per share

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

NOTE 4 – INVESTMENT IN MARKETABLE SECURITIES

The Company owns 500,000 shares of Laverton Gold N.L. At December 31, 2001 the market value was unknown and accordingly, the investment was written down to $1. Management believes that Laverton is currently in the process of being relisted and it is anticipated that the Company will be able to dispose of these shares.

NOTE 5 – DEFERRED RESOURCE PROPERTY EXPENDITURES

(a) San Marco Permit

During the year ended December 31, 2002, the Company signed an agreement and received regulatory approval to purchase an application for a permit covering approximately 38,200 hectares in the south-eastern Po Valley on the Adriatic coast of Italy. Consideration for the permit was the issuance of 1,687,500 common shares of the Company at a deemed price of $0.12 per share and a reimbursement of costs to the vendors of US$41,250. The vendors of the San Marco property retain a royalty interest of 1.5% of the gross revenues received from any hydrocarbons produced from the property.

The Company has committed to the following expenditures on the permit:

(i) within 12 months: Gravity and Geological Study for US$28,000;
(ii) within 24 months: 100 kilometres of seismic reprocessing for US$125,000;
(iii) within 36 months: 60 kilometres of seismic acquisition for US$200,000; and
(iv) within 48 months: drilling of one well to a depth of 3,000 metres for US$3,000,000.

(b) Pantelleria Permits

In April 2002, the Company exercised its option to purchase two permit applications covering approximately 65,700 and 66,500 hectares respectively. Consideration for these permits, known as Pantelleria West and Pantelleria South, was the issuance of 2,014,497 common shares of the Company at a deemed price of $0.10 per share and a reimbursement of costs to the vendors of US$67,501. The Company has committed to expenditures of US$45,000 one year from the date of issuance of the permits, being by July 15, 2004.

NOTE 5 – DEFERRED RESOURCE PROPERTY EXPENDITURES (Continued)

(c) Borsano Permit

In April 2002, the Company exercised its option to purchase the Borsano permit application covering approximately 31,800 hectares but this transaction has not yet closed. Consideration for the permit will be the issuance of 1,231,027 common shares of the Company at a deemed price of $0.10 per share and a reimbursement of costs to the vendors of US$41,249.

NOTE 6 – CAPITAL ASSETS

	30Jun03 Net Book Value	30Sep02 Net Book Value
Auxiliary equipment and other	$ 17,603	$ 17,603
Less: accumulated amortization	13,628	12,981
	$ 3,975	$ 4,622

NOTE 7 – SHARE CAPITAL

(a) Authorized:
100,000,000 common shares without par value

Issued:

	Number of Shares	Amount
Balance, December 31, 2002	22,951,814	$ 20,776,834
Issued for acquisition of Pantelleria Permits (Note 6(b))	2,014,497	241,739
Balance, June 30, 2003	24,966,311	$ 21,018,573

Of the shares issued during the three month period ended March 31, 2003, 1,813,046 common shares are held in escrow to be released in six month intervals over three years with 15% or 302,174 common shares released at each interval.

(b) Warrants:

There were 2,500,000 warrants outstanding at the end of the current period, exercisable at $0.25 per share, and the exercise date has been extended from January 30, 2004 to July 30, 2004. No warrants have been issued since December 31, 2002.

NOTE 7 – SHARE CAPITAL (Continued)

(c) Stock options:

There were 1,410,000 options outstanding at the end of the current period, exercisable at $0.24 per share, and expire on March 21, 2005. No stock options have been issued since December 31, 2002.

(d) Common shares in escrow:

There were 1,813,046 common shares in escrow at the end of the current period.

NOTE 8 – RELATED PARTY TRANSACTIONS

During the six month period ended June 30, 2003 the Company paid or accrued legal, consulting, and professional fees, and salaries and benefits paid to a director and to a company in which a director has an interest of $53,193 (June 30, 2002 - $179,000). Also during this period, the Company incurred a foreign exchange loss on the repayment of advances to a company of which a director has an interest of $12,052 (June 30, 2002 - $Nil).

NOTE 9 – SEGMENTED INFORMATION

During the six month period ended June 30, 2003, the Company had one operational activity being natural resource property exploration and development. The revenues and expenses for the period for the geographical segments are presented as follows:

	30 June 2002			
	Canada	Russia	Italy	Total
Revenue, net	$ 36,620	$ 547,675	$ -	$ 584,295
Expenses	245,789	-	23,147	268,936
Income/(loss) for the period	$ (209,169)	$ 547,675	$ (23,147)	$ 315,359

	30 June 2001			
	Canada	Russia	Italy	Total
Revenue, net	$ 13,000	$ (121,000)	$ -	$ (108,000)
Expenses	284,000	586.000	120,000	990,000
Income/(loss) for the period	$ (271,000)	$ (707,000)	$ (120,000)	$(1,098,000)

The identifiable assets held by the Company by geographical segments are as follows:

	Canada	Russia	Italy	Total
June 30, 2003	$ 18,845	$ -	$ 826,319	$ 845,204
December 31, 2002	$ 199,502	$ -	$ 473,643	$ 673,145

NOTE 10 – SUBSEQUENT EVENT

On August 12, 2003 the Company announced that it had received final TSX Venture Exchange approval and had closed a private placement of a convertible promissory note aggregating US$200,000. The note bears interest at a rate of 10% per annum and is payable 24 months from the date of issuance, or July 1, 2005. The amount due under the note may be converted into units of the Company on the basis of one unit for each $0.13 of principal outstanding on the date of conversion. Each unit consists of one common share in the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.13 for a period of two years. The note and the units into which the note may be converted and any shares on conversion of the warrants forming part of the unit are subject to a hold period expiring December 1, 2003. The proceeds of the note will be applied to ongoing expenses related the Company's Italian oil concessions and for working capital.

FORM 51-901F

QUARTERLY REPORT

Incorporated as a part of: [ ] Schedule A
[X] Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER:	WPN Resources Ltd.
ISSUER ADDRESS:	Suite 1500, 885 West Georgia Street Vancouver, British Columbia V6C 3E8
ISSUER PHONE:	604-669-2099
ISSUER FAX:	604-943-3716
CONTACT PERSON:	Glenn Whiddon
CONTACT'S POSITION:	Chief Executive Officer
CONTACT'S PHONE NUMBER:	604-669-2099
FOR THE QUARTER ENDED:	June 30, 2003
DATE OF REPORT:	August 29, 2003
WEBSITE ADDRESS:	www.wpnresources.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THE REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Glenn Ross Whiddon	**"Glenn Whiddon"**	August 29, 2003
NAME OF DIRECTOR	SIGNATURE	DATED

Jeremy Eng	**"Jeremy Eng"**	August 29, 2003
NAME OF DIRECTOR	SIGNATURE	DATED

WPN RESOURCES LTD.
QUARTERLY REPORT
SECOND QUARTER ENDED JUNE 30, 2003
SUPPLEMENTAL INFORMATION

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS: See Schedule A, Interim Consolidated Statement of Operations and Deficit

2. RELATED PARTY TRANSACTIONS: See Schedule A, Notes to Interim Consolidated Financial Statements, Note 8

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD: See Schedule A, Notes to Interim Consolidated Financial Statements, Note 7

4. SUMMARY OF SECURITIES AS AT THE END OF THE PERIOD: See Schedule A, Notes to Interim Consolidated Financial Statements, Note 7. Options outstanding as at June 30, 2003 are as follows:

Optionee	Relationship	Exercise price	Expiry date	Number of shares
Glenn Whiddon	Director	$ 0.24	March 21, 2005	475,000
Jeremy Eng	Director	0.24	March 21, 2005	475,000
Cyrus Driver	Director	0.24	March 21, 2005	70,000
Sasha Karpov	Consultant	0.24	March 21, 2005	70,000
Alaster Edwards	Consultant	0.24	March 21, 2005	25,000
Elena Ivanova	Consultant	0.24	March 21, 2005	25,000
Alejandra Gomez	Consultant	0.24	March 21, 2005	45,000
Michael Higginson	Secretary	0.24	March 21, 2005	25,000
Peter Blakey	Director	0.24	March 21, 2005	200,000
				1,410,000

5. DIRECTORS AT DATE OF FILING THIS REPORT:

   Glenn Whiddon
   Jeremy Eng
   Peter Blakey

   OFFICERS AT DATE OF FILING THIS REPORT:

   Glenn Whiddon, President and Chief Executive Officer
   Michael Higginson, Secretary

WPN RESOURCES LTD.
QUARTERLY REPORT
SECOND QUARTER ENDED JUNE 30, 2003
CORPORATE INFORMATION

CORPORATE INFORMATION

WPN Resources Ltd.
Suite 1500, 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8
Phone: (604) 669-2099
Fax: (604) 943-3716
E-mail: westpinn@lightspeed.ca
Website: www.wpnresources.com

TRANSFER AGENT AND REGISTRAR

Pacific Corporate Trust Corporation
10th Floor, 625 Howe Street
Vancouver, British Columbia
V6C 3B8

LEGAL COUNSEL

Tupper, Jonsson & Yeadon
Suite 1710, 1177 West Hastings Street
Vancouver, British Columbia
V6E 2L3

BANKER

Bank of Montreal
595 Burrard Street
Vancouver, British Columbia
V7X 1L7

STOCK EXCHANGE

TSX Venture Exchange

STOCK SYMBOL

WPR

WPN RESOURCES LTD.
QUARTERLY REPORT
SECOND QUARTER ENDED JUNE 30, 2003
MANAGEMENT DISCUSSION AND ANALYSIS

This discussion and analysis should be read in conjunction with the consolidated financial statements for the Quarter ended June 30, 2003 and the Audited Financial Statements for the year ended December 31, 2002 and recent press releases. The company's reporting currency is the Canadian dollar.

NATURE OF BUSINESS

WPN Resources Ltd. is focused on acquisition, exploration, development and production of oil and gas in Italy.
The Company owns the San Marco Concession, located close to the town of Ravenna; Pantelleria West and Pantelleria South Concessions, in the Sicily Channel; and has signed an option agreement to acquire the Borsano Concession (awaiting license issuance), located in the Northern part of the Lombardy basin near the city of Milan. The Company holds a 100% interest in each of the permits, providing maximum flexibility in determining the future development of the concessions. The Company, in its own right, is also in the process of making applications for three further concessions in Italy.

The authorized capital of the Company consists of 100,000,000 common shares without par or nominal value. At March 31, 2003 the number of shares issued and outstanding was 24,966,311.

The Company is currently seeking farm out partners in respect of its Italian properties and expects to finalize arrangements during the forthcoming quarter. Discussions have been held with a number of partners and negotiations are underway to formalize these discussions into a definitive farm in agreement. The Management hopes that these arrangements can be concluded during the 3rd quarter 2003.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

During the 3-month period ended June 30, 2003, the Company reported income of $406,986 (2002, ($792,000)) or an earning of $0.02 per share (2002, ($0.01) per share). This amount was comprised of Project and Administration costs of $120,282 and a recovery on discontinued operations of $490,000 related to the liquidation of the Russian subsidiary Geometall.

During this quarter the Company has focused on decreasing all administrative costs with the purpose of applying the majority of resources towards the work program on the Company's Italian concessions. This translated into a reduction of $572,000 from the second quarter of 2002, expenses of which a majority related to the operations and management of the Company's now discontinued operations in the Russian Federation.

$13,487 (2002, $Nil) was spent on advertising and promotion as the company focused its efforts on expanding investor awareness of the Company's exploration projects. During this quarter the Company's CEO and Technical Director met with various potential investors in Europe and North America.

Transfer agent fees have decreased from previous years as the Company decided to conduct most of the shareholder services in house. The Company spent $9,013 on filing fees paid to the Exchange in connection with the filing of the option plan and private placement.

At the Company's AGM, held on May 23rd, shareholders approved the implementation of a Stock Option

Plan with the purpose to assist the Company in attracting, retaining and motivating director, officers and employees of the Company and to closely align the personal interest of such directors, officers and employees with the interests of the Company and its shareholders.

The primary sources of funding available to the Company are through the sale of equity capital and through joint ventures with other oil and gas companies. It should be noted that there is no guarantee of the Company's abilities to raise further capital and farm out the hydrocarbon assets held by the Company, and, despite the positive indication of hydrocarbons based upon the analytical work undertaken to-date, there is no guarantee of the discovery of commercial hydrocarbon. As such investors should be aware of the potentially high risk of investing in this sector and with junior resource companies such as WPN.

ITALIAN ACTIVITIES

Italian Oil and Gas Sector

Despite a long history of oil and gas production dating back to 1890 and substantial hydrocarbon production (Italy has the 4th largest hydrocarbon reserves in Europe), Italy is significantly dependent upon imports for its energy needs. This has created a stable gas market, with prices ranging from US$3.5-6 Mscf depending on end users. The promotion of hydrocarbon production is a key Government policy, and an attractive fiscal regime (with generous royalty exemptions for smaller producing properties) has been established to further encourage exploration and development. The historical monopoly by ENI-Agip in the Po Valley limited opportunities for new participants in the sector, however liberalization of the market at the direction of the European Union has created opportunities for the creation of an intermediate O+G producer.

1. Pantelleria Permits

On April 1, the Company reported that it had closed on its Purchase Agreement to acquire the Pantelleria West and Pantelleria South Concession Permits located off-shore, Italy, consisting of 65,719 hectares and 66,531 hectares, respectively. The consideration for the purchase consisted of 2,014,497 common shares of the Company issued at a deemed price of $0.12 per share and the payment to the vendor of $67,501U.S. as a re-payment of direct costs in respect of the Permits. The shares which were issued subject to a TSX Venture Exchange Value Security Agreement and are released as to 10% of the shares on closing and 15% of the balance of the shares at six month intervals over a three year period. The shares were also subject to a one year restriction on re-sale to March 31, 2004

The Company is currently holding discussions with various parties regarding the potential farm in of these concessions. Based on the sensitive nature of these discussions, no further information can be provided at this stage.

1. San Marco Concession

During this quarter, the Company finalised the SIA (environmental report for drilling location permitting) pertinent to the San Marco permits and held initial meetings with the regional authorities to explain the drilling project for the Abbadesse 1 well.

❑ Farm Out Agreement

Subsequent to June 30, the Company announced that it is currently negotiating a Joint Development

Agreement ('JDA') in respect of the Abaddesse Prospect in the San Marco concession. The negotiations are being held with one of Italy's largest independent gas traders, who represent the interest of 12 Regional Municipalities, selling approximately 1.1 billion Scm of gas annually (2003).

The JDA envisages direct participation in the Abaddesse Prospect by the gas trader and a purchase contract for gas production whereby the gas trader will acquire production under a long term exclusive Take or Pay Agreement.

1. Borsano Concession

The Environmental Report has been lodged with the relevant authorities and the Company is awaiting the issue of the License over the Concessions. The Option agreement to acquire the Concession October 28, 2003, however, is dependent upon the License being issued to the Vendors prior to closing.

1. Other Projects

The Company filed an Exploration permit in Basilicata in (Southern Italy) with the Italian Ministry at the end of April, and a decision is expected shortly regarding the Company's success in this Application.

RELATED PARTY TRANSACTIONS

During the quarter ended June 30, 2003, $4,393 was paid for expense reimbursement to a director and officer and $48,800 consultant fee was paid to a company controlled by a director of the Company.

PRIVATE PLACEMENT

On May 1st, the Company announced its agreement to a private placement of convertible promissory notes aggregating $310,000 US. However, due to the fact that the terms imposed by the TSX Venture Exchange as a condition to approval of the transaction were not acceptable to the Investors, the transaction was not closed.

On August 12th, and subsequent to quarter's end, the Company announced closing of a private placement of a convertible promissory note aggregating $200,000US. The note bears interest at a rate of 10% per annum and is payable July 1, 2005. The amount due under the note may be converted into units of the Company on the basis of one unit for each $0.13 of principal outstanding on the date of conversion. Each unit consists of one common share in the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.13 for a period of two years.

INVESTOR RELATIONS

WPN maintains an in-house investor relations program. The Company's website is: www.wpnresources.com

OUTLOOK

Management continues to focus on the development of the Company's assets in Italy and on the acquisition of additional opportunities in the European oil and gas sector. Based on discussions held to-date, the Company is confident that successful farm out negotiations will be concluded allowing for the advancement of the Companies projects.

Additional funding has been secured via the recent US$200,000 convertible note and based on discussions

with current shareholders and with potential investors, the management is confident that further funding will be available to the Company when required.

Further, following the receipt of the balance of funds from the Companies discontinued operations in Russia, and the corresponding reduction in Administrative expenses, Management believes that the operating cost base of the Company will be maintained at low levels.

No legal proceedings are under way either by or against the Company.

LIQUIDITY AND SOLVENCY

	June 30, 2003	June 30, 2002
Income for the period	$406,986	$(19,488,000)
Working capital (deficiency)	$(155,615)	$(373,000)
Cash	$12,387	$393,000